[Letterhead of Quest Diagnostics Incorporated]

April 30, 2012

Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Quest Diagnostics Incorporated
Form 10-K for Fiscal Year End December 31, 2011
Filed February 16, 2012
File No. 001-12215

Dear Mr. Reynolds:

We acknowledge receipt of your letter dated April 18, 2012 to William J. O’Shaughnessy, Jr. of Quest Diagnostics Incorporated (the “Company”) regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K filing identified above.  Set forth below are the Company’s responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 19
“Failure in our information technology systems…,” page 24

1.  You disclose that your information technology systems are used extensively in virtually all aspects of your business, including clinical testing, test reporting, billing, customer service, logistics and management of medical data.  We note that you state that your IT systems may be subject to physical or electronic intrusions, computer viruses, unauthorized tampering and similar disruptive problems.  Given your extensive use of information technology systems, please tell us whether you have experienced any attacks, viruses, intrusions or similar problems in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures.  Please refer to the Divisions of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response:  The Company respectfully advises the Staff that the Company’s information technology systems have not sustained any attacks, viruses, intrusions or similar problems that have materially disrupted, interrupted, damaged or shutdown the Company’s information technology systems, have materially disrupted the Company’s performance of its business or, to the Company’s knowledge, resulted in material unauthorized access to data.  Disclosure Guidance Topic No. 2 suggests that registrants “should not present risks that could apply to any issuer … and should avoid generic risk factor disclosure.”   The Company will include in its future risk factor disclosure information regarding attacks, viruses, intrusions and similar problems to the extent that they have a material impact on the Company’s business or operations or result in material unauthorized access to data.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, or if you require additional information, please feel free to contact me at (973) 520-2116.

Very truly yours,

/s/ William J. O’Shaughnessy, Jr.
William J. O’Shaughnessy, Jr.
Assistant General Counsel and
Corporate Secretary

Cc: Adam F. Turk, U.S. Securities and Exchange Commission
Surya N. Mohapatra, Chairman of the Board, President and Chief Executive Officer
Robert A. Hagemann, Senior Vice President and Chief Financial Officer
Michael E. Prevoznik, Senior Vice President and General Counsel
Thomas F. Bongiorno, Vice President, Corporate Controller
Stephen T. Giove, Shearman & Sterling LLP
Donald G. Brenner, PricewaterhouseCoopers LLP